Transcript

 

the name Jeeva nada is a combination of

two different words in Spanish at Jeeva

is a traditional bus you find in the

Colombian countryside kind of like this

one what we do is we serve additional

Colombian empanadas so we kind of

combined the two which together to

create Jeevan Otto

[Music]

English (auto-generated)